Exhibit 99.6

Sprott Physical Gold Trust

Report to Unitholders

DECEMBER 31,
2016

Table of Contents

Management Report on Fund Performance	3

Financial Statements	7

The management report of fund performance is an analysis and explanation that is designed to complement and supplement an investment fund’s financial statements. This report contains financial highlights but does not contain the complete financial statements of the investment fund. A copy of the financial statements has been included separately within the Report to Unitholders. You can also get a copy of the financial statements at your request, and at no cost, by calling 1-866-299-9906, by visiting our website at www.sprottphysicalgoldtrust.com or SEDAR at www.sedar.com or by writing to us at: Sprott Asset Management LP, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2700, P.O. Box 27, Toronto, Ontario M5J 2J1.

Sprott Physical Gold Trust	December 31, 2016

Management Report of Fund Performance (in U.S. dollars)

Investment Objective and Strategies

Sprott Physical Gold Trust (the “Trust”) is a closed-end mutual fund trust organized under the laws of the Province of Ontario, Canada, created to invest and hold substantially all of its assets in physical gold bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion without the inconvenience that is typical of a direct investment in physical gold bullion. The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical gold bullion and does not speculate with regard to short-term changes in gold prices.

The units of the Trust are listed on the New York Stock Exchange (“NYSE”) Arca and the Toronto Stock Exchange (“TSX”) under the symbols “PHYS” and “PHYS.U”, respectively.

Risks

The risks of investing in the Trust are detailed in the Trust’s annual information form dated March 23, 2017. There have been no material changes to the Trust since inception that have affected the overall level of risk. The principal risks associated with investing in the Trust are the price of gold, the net asset value and/or the market price of the units, the purchase, transport, insurance and storage of physical gold bullion, liabilities of the Trust, and redemptions of units.

Results of Operations

For the year ended December 31, 2016, the total change in unrealized gains on physical gold bullion amounted to $164.6 million compared to the change in unrealized losses of $113.2 million during the same period in 2015.

During the year ended December 31, 2016, the Trust issued 3,941,398 units for gross proceeds of $40,896,505 and net proceeds of $40,530,520 after fees and expenses. The Trust also issued 85,123,966 units in relation to the acquisition of Central Gold Trust as discussed below. During that period, 30,250 units were redeemed for cash at a total cost of $291,510, and 12,472,660 units were redeemed for gold bullion.

The value of the net assets of the Trust as of December 31, 2016 was $2,061.7 million or $9.48 per unit, compared to $1,236.4 million or $8.77 per unit as at December 31, 2015. The Trust held 1,786,167 ounces of physical gold bullion as of December 31, 2016, compared to 1,164,299 ounces of physical gold bullion as at December 31, 2015. As at December 31, 2016, the spot price of gold was $1,152.27 an ounce compared to a price of $1,061.42 an ounce as at December 31, 2015. The Trust returned 8.1% compared to the return on spot gold of 8.6% for the period from January 1, 2016 to December 31, 2016.

The Trust’s net asset value per unit on December 31, 2016 was $9.48 compared to $8.77 per unit as at December 31, 2015. The units closed at $9.39 on the NYSE Arca and $9.41 on the TSX on December 31, 2016 compared to closing prices of $8.73 on the NYSE Arca and $8.71 on the TSX on December 31, 2015. The units are denominated in U.S. dollars on both exchanges. During the period from January 1, 2016 to December 31, 2016, the Trust’s units traded on the NYSE Arca at an average premium to net asset value of approximately 0.3%.

Recent Developments

Sprott Asset Management LP (the “Manager”), together with the Sprott Physical Gold Trust and Sprott Physical Silver Trust, announced on May 27, 2015 that they formally commenced offers to acquire all of the outstanding units of Central GoldTrust (“GTU”) and Silver Bullion Trust (“SBT”), respectively, on a Net Asset Value (“NAV”) to NAV exchange basis.  On January 18, 2016, Sprott Physical Gold Trust successfully completed the offer, thereby adding $1.1 billion ($CAD) of new assets under management to the Manager.

On May 6, 2016, the Trust entered into a sales agreement with Cantor Fitzgerald & Co. whereby the Trust may, in its sole discretion and subject to its operating and investment restrictions, offer and sell trust units through an “at the market offering” program (the “ATM Program”) in transactions on the NYSE Arca or any other existing trading market for the trust units in the United States or to or through a market maker in the United States pursuant to a registration statement filed with the U.S. Securities and Exchange Commission and a prospectus supplement to a short form base shelf prospectus filed with the Ontario Securities Commission, as principal regulator, and with each of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada.  During the year ended December 31, 2016, the Trust sold 3,941,398 units through the ATM Program.

OPERATING EXPENSES

The Trust pays its own operating expenses, which include, but are not limited to, audit, legal, trustee fees, unitholder reporting expenses, general and administrative fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchanges, storage fees for the physical gold bullion, costs incurred in connection with the Trust’s continuous disclosure public filing requirements and investor relations and any expenses associated with the Independent Review Committee of the Trust. Operating expenses for the year ended December 31, 2016 amounted to $1,975,743 (not including applicable Canadian taxes) compared to $1,514,129 for the same period in 2015. The increase in operating expenses over the period was primarily due to higher listing and regulatory filing fees, and higher bullion storage fees as a result of the added bullion from the GTU acquisition. Operating expenses for the year ended December 31, 2016 amounted to 0.09% of the average net assets during the period on an annualized basis, compared to 0.11% for the same period in 2015.

Related Party Transactions

MANAGEMENT FEES

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.35% of the value of the net assets of the Trust (determined in accordance with the Trust’s trust agreement), plus any applicable Canadian taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month. For the year ended December 31, 2016, the Trust incurred management fees of $7,624,214 (not including applicable Canadian taxes) compared to $5,016,312 for the same period in 2015.

Financial Highlights

The following tables show selected key financial information about the Trust and are intended to help you understand the Trust’s financial performance for the years shown.

Net assets per unit1

	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2015	2014	2013	2012
	$	$	$	$	$
Net assets per Unit, beginning of period	8.77	9.84	10.06	14.00	13.17
Increase (decrease) from operations[2]:
Total revenue	—	—	—	—	—
Total expenses	(0.05)	(0.05)	(0.05)	(0.05)	(0.06)
Realized gains (losses) for the period	(0.06)	(0.23)	(0.30)	(0.02)	—
Unrealized gains (losses) for the period	0.78	(0.76)	0.15	(3.86)	0.64
Total increase (decrease) from operations	0.67	(1.04)	(0.20)	(3.93)	0.58
Net assets per Unit, end of period	9.48	8.77	9.84	10.06	14.00

(1)                     This information is derived from the Trust’s financial statements.

(2)                     Net assets per unit is calculated based on the actual number of units outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of units outstanding over the period shown. This table is not intended to be a reconciliation of the beginning to ending net assets per unit.

Ratios and Supplemental Data

	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2015	2014	2013	2012
Total net asset value (000s)[1]	$2,061,747	$1,236,405	$1,547,158	$1,895,056	$2,734,847
Number of Units outstanding[1]	217,544,020	140,981,566	157,290,493	188,353,275	195,368,753
Management expense ratio[2]	0.46%	0.48%	0.51%	0.45%	0.42%
Trading expense ratio[3]	Nil	Nil	Nil	Nil	Nil
Portfolio turnover rate[4]	0.10%	Nil	Nil	Nil	Nil
Net asset value per Unit	$9.48	$8.77	$9.84	$10.06	$14.00
Closing market price — NYSE Arca	$9.39	$8.73	$9.77	$9.96	$14.21
Closing market price — TSX	$9.41	$8.71	$9.92	$9.98	$14.24

(1)                   This information is provided as at the date shown, as applicable.

(2)                   Management expense ratio (“MER”) is based on total expenses (including applicable Canadian taxes and excluding commissions and other portfolio transaction costs) for the stated period and is expressed as annualized percentages of daily average net asset value during the period.

(3)                   The trading expense ratio represents total commissions and other portfolio transaction costs expressed as an annualized percentage of daily average net asset value during the period shown. Since there are no direct trading costs associated with physical bullion trades, the trading expense ratio is nil.

(4)                   The Trust’s portfolio turnover rate indicates how actively the Trust’s portfolio adviser trades its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Trust buying and selling all of the securities in its portfolio once in the course of the year. The higher the Trust’s portfolio turnover rate in a year, the greater the chance of an investor receiving taxable capital gains in the year. There is not necessarily a relationship between a high turnover rate and the performance of the Trust.

Past Performance

The indicated rates of return are the historical total returns including changes in unit values and assume reinvestment of all distributions in additional units of the Trust. These returns do not take into account sales, redemption, distribution or optional charges or income taxes payable by any unitholder that may reduce returns. Please note that past performance is not indicative of future performance. All rates of returns are calculated based on the Net Asset Value of the units of the Trust.

Year-by-Year Returns

The bar chart below indicates the performance of the Trust units for the years shown. The chart shows, in percentage terms, how much an investment made on the first day of each period would have grown or decreased by the last day of each period.

Summary of Investment Portfolio

As of December 31, 2016

					% of
		Fair Value		Fair	Net Asset
		per ounce	Cost	Value	Value
	Ounces	$	$	$	%
Physical gold bullion	1,786,167	1,152.27	2,298,212,032	2,058,147,026	99.8
Cash				3,411,607	0.2
Other Net Liabilities				188,568	0.0
Total Net Asset Value				2,061,747,201	100.0

This summary of investment portfolio may change due to the ongoing portfolio transactions of the Trust.

Sprott Physical Gold Trust

Annual financial statements

December 31, 2016

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

Sprott Asset Management LP, the “Manager” of the Sprott Physical Gold Trust (the “Trust”) is responsible for the integrity, consistency, objectivity and reliability of the Financial Statements of the Trust. International Financial Reporting Standards have been applied and management has exercised its judgment and made best estimates where appropriate.

The Manager’s internal controls and supporting procedures maintained provide reasonable assurance that financial records are complete and accurate. These supporting procedures include the oversight of RBC Investor Services, the Trust’s valuation agent.

Management has assessed the effectiveness of the internal controls over financial reporting as at December 31, 2016 using the framework found in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management has concluded that as at December 31, 2016 the Manager’s internal controls over financial reporting were effective.

KPMG LLP, the independent auditors appointed by the Manager of the Trust, have audited the effectiveness of the Trust’s internal control over financial reporting as at December 31, 2016 in addition to auditing the Trust’s Financial Statements as of the same date. Their reports, which expressed an unqualified opinion, can be found on pages 2 to 3 of the Financial Statements. KPMG LLP have full and free access to, and meet periodically with, the Manager of the Trust to discuss their audit and matters arising there from, such as, comments they may have on the fairness of financial reporting and the adequacy of internal controls.

Kevin Hibbert

Chief Financial Officer

March 23, 2017

KPMG LLP
Bay Adelaide Centre, 333 Bay Street, Suite 4600 Toronto ON M5H 2S5, Canada Tel 416-777-8500 Fax 416-777-8818

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To Sprott Asset Management LP, the Trustee and the Unitholders
of Sprott Physical Gold Trust

We have audited the accompanying financial statements of Sprott Physical Gold Trust, which comprise the statement of financial position as at December 31, 2016, the statements of comprehensive income (loss), changes in equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Sprott Physical Gold Trust as at December 31, 2016, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sprott Physical Gold Trust’s internal control over financial reporting as at December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 23, 2017, expressed an unqualified opinion on the effectiveness of Sprott Physical Gold Trust’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants

March 23, 2017

Toronto,Canada

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

KPMG LLP
Bay Adelaide Centre, 333 Bay Street, Suite 4600 Toronto ON M5H 2S5, Canada Tel 416-777-8500 Fax 416-777-8818

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To Sprott Asset Management LP, the Trustee and the Unitholders
of Sprott Physical Gold Trust (the “Trust”)

We have audited Sprott Physical Gold Trust’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Sprott Physical Gold Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Responsibility for Financial Information.  Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sprott Physical Gold Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the statement of financial position of Sprott Physical Gold Trust as of December 31, 2016, and the related statements of comprehensive income (loss), changes in equity and cash flows for the year ended December 31, 2016, and our report dated March 23, 2017 expressed an unqualified opinion on those financial statements.

Chartered Professional Accountants, Licensed Public Accountants

March 23, 2017

Toronto, Canada

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To Sprott Asset Management LP (the “Manager”), the Trustee and the Unitholders of the Sprott Physical Gold Trust

We have audited the accompanying financial statements of Sprott Physical Gold Trust, which comprise the statement of financial position as at December 31, 2015, and the statements of comprehensive income (loss), changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Sprott Physical Gold Trust as at December 31, 2015, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/”Ernst & Young LLP”
Toronto, Canada	Chartered Professional Accountants
March 30, 2016	Licensed Public Accountants

Sprott Physical Gold Trust

Statements of comprehensive income (loss)

(in U.S. dollars, except unit amounts)

	For the	For the
	year ended	year ended
	December 31, 2016	December 31, 2015
	$	$
Income
Net realized losses on redemptions/sales of bullion	(13,241,616)	(35,193,634)
Change in unrealized gains (losses) on gold bullion	164,576,409	(113,192,097)
Other income	2,512	—
	151,337,305	(148,385,731)
Expenses
Management fees (note 8)	7,624,214	5,016,312
Bullion storage fees	947,064	760,724
Sales tax	511,165	342,118
Listing and regulatory filing fees	381,571	112,216
Unitholder reporting costs	217,754	205,005
Administrative fees	165,761	149,070
Legal fees	115,446	118,452
Audit fees	80,711	120,315
Net foreign exchange (gains) losses	36,562	38,238
Trustee fees	26,125	5,000
Independent Review Committee fees	4,151	4,545
Custodial fees	598	564
	10,111,122	6,872,559

Net income (loss) and comprehensive income (loss)	141,226,183	(155,258,290)
Weighted average number of units	212,134,417	148,844,407

Increase (decrease) in total equity from operations per Unit	0.67	(1.04)

The accompanying notes are an integral part of these financial statements.

On behalf of the Manager, Sprott Asset Management LP,
by its General Partner, Sprott Asset Management GP Inc.:

Kevin Hibbert	Kirstin McTaggart
Director	Director

Sprott Physical Gold Trust

Statements of financial position

(in U.S. dollars)

	As at	As at
	December 31, 2016	December 31, 2015
	$	$
Assets
Current assets
Cash	3,411,607	598,317
Gold bullion	2,058,147,026	1,235,810,153
Subscriptions receivable	4,126	—
Prepaid assets	284,578	343,800
Total assets	2,061,847,337	1,236,752,270

Liabilities
Current liabilities
Accounts payable	100,136	347,454
Total liabilities	100,136	347,454

Equity
Unitholders’ capital	2,564,087,051	1,883,006,071
Unit premiums and reserves	97,794	82,452
Retained earnings (deficit)	(401,246,648)	(545,858,696)
Underwriting commissions and issue expenses	(101,190,996)	(100,825,011)
Total equity (note 7)	2,061,747,201	1,236,404,816

Total liabilities and equity	2,061,847,337	1,236,752,270

Total equity per Unit	9.48	8.77

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold Trust

Statements of changes in equity

(in U.S. dollars, except unit amounts)

For the years ended December 31, 2016 and 2015

				Underwriting	Unit
	Number of		Retained	Commissions	Premiums
	Units	Unitholders’	Earnings	and Issue	and
	Outstanding	Capital	(Deficit)	Expenses	Reserves	Total Equity
		$	$	$	$	$

Balance as at January 1, 2015	157,290,493	2,046,095,341	(398,193,324)	(100,825,011)	81,296	1,547,158,302
Cost of redemption of Units (note 7)	(16,308,927)	(163,089,270)	7,592,918	—	1,156	(155,495,196)
Net loss for the period	—	—	(155,258,290)	—	—	(155,258,290)
Balance as at December 31, 2015	140,981,566	1,883,006,071	(545,858,696)	(100,825,011)	82,452	1,236,404,816
Balance as at January 1, 2016	140,981,566	1,883,006,071	(545,858,696)	(100,825,011)	82,452	1,236,404,816
Proceeds from issuance of Units (note 7)	89,065,364	806,110,080	—	—	—	806,110,080
Cost of redemption of Units (note 7)	(12,502,910)	(125,029,100)	3,385,865	—	15,342	(121,627,893)
Net income for the period	—	—	141,226,183	—	—	141,226,183
Underwriting commissions and issue expenses	—	—	—	(365,985)	—	(365,985)
Balance as at December 31, 2016	217,544,020	2,564,087,051	(401,246,648)	(101,190,996)	97,794	2,061,747,201

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold Trust

Statements of cash flows

(in U.S. dollars)

	For the year ended	For the year ended
	December 31, 2016	December 31, 2015
	$	$
Cash flows from operating activities
Net income (loss) for the year	141,226,183	(155,258,290)
Adjustment to reconcile net income (loss) for the year to net cash from operating activities
Realized losses on redemptions and sales of gold bullion	13,241,616	35,193,634
Change in unrealized (gains) losses on gold bullion	(164,576,409)	113,192,097
Net changes in operating assets and liabilities
Increase in subscriptions receivable	(4,126)	—
Increase (decrease) in accounts payable	(247,318)	83,038
Decrease in prepaid assets	59,222	—
Net cash used in operating activities	(10,300,832)	(6,789,521)

Cash flows from investing activities
Purchases of gold bullion	(31,366,408)	—
Sales of gold bullion	2,249,429	1,291,008
Net cash provided by (used in) investing activities	(29,116,979)	1,291,008

Cash flows from financing activities
Bonus consideration on acquisition	2,056,516	—
Proceeds from issuance of Units (note 7)	40,896,505	—
Payments on redemption of Units (note 7)	(355,935)	(50,354)
Underwriting commissions and issue expenses	(365,985)	—
Net cash provided by (used in) financing activities	42,231,101	(50,354)

Net increase (decrease) in cash during the period	2,813,290	(5,548,867)
Cash at beginning of period	598,317	6,147,184
Cash at end of period	3,411,607	598,317

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold Trust
Notes to financial statements — Trust specific information December 31, 2016

(in U.S. dollars)

Financial Risk Management (note 6)

Investment Objective

The investment objective of the Trust is to seek to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion without the inconvenience that is typical of a direct investment in physical gold bullion. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical gold bullion and does not speculate with regard to short-term changes in gold prices. The Trust has only purchased and expects only to own “Good Delivery Bars” as defined by the London Bullion Market Association (“LBMA”), with each bar purchased being verified against the LBMA source.

Significant risks that are relevant to the Trust are discussed here. General information on risks and risk management is described in Note 6 of the Generic Notes.

Fair Value Measurements

The reconciliation of bullion holdings for the years ended December 31, 2016 and 2015, is presented as follows:

	December 31, 2016	December 31, 2015
	$	$
Balance at beginning of year	1,235,810,153	1,540,931,734
Purchases	31,366,408	—
Sales	(2,249,429)	(1,291,008)
Redemptions for physical bullion	(121,271,957)	(155,444,842)
Received on acquisition of Central GoldTrust	763,157,058	—
Realized losses on sales and redemptions for physical bullion	(13,241,616)	(35,193,634)
Change in unrealized gains (losses)	164,576,409	(113,192,097)
Balance at end of year	2,058,147,026	1,235,810,153

Market Risk

a) Other Price Risk

If the market value of gold increased by 1%, with all other variables held constant, this would have increased total equity and comprehensive income by approximately $20.6 million (December 31, 2015: $12.4 million); conversely, if the value of gold bullion decreased by 1%, this would have decreased total equity and comprehensive income by the same amount.

b) Currency Risk

As at December 31, 2016, approximately $72,000 (December 31, 2015: $269,000) of the Trust’s liabilities were denominated in Canadian dollars. As a result, a 1% change in the exchange rate between the Canadian and U.S. Dollars would have no material impact to the Trust.

Concentration Risk

The Trust’s risk is concentrated in physical gold bullion, whose value constitutes 99.8% of total equity as at December 31, 2016 (99.9% as at December 31, 2015).

Management Fees (note 8)

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.35% of the value of net assets of the Trust (determined in accordance with the Trust’s trust agreement) plus any applicable Canadian taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month.

Sprott Physical Bullion Trusts
Notes to financial statements — Trust specific information December 31, 2016

Also, the Manager has agreed that if the expenses of the Trust, including the management fee, at the end of any month exceed an amount equal to 1/12 of 0.65% of the value of the net assets of the Trust, the management fee payable to the Manager for such month will be reduced by the amount of such excess up to the gross amount of the management fee earned by the Manager from the Trust for such month. Any such reduction in the management fee will not be carried forward or remain payable to the Manager in future months. The Manager did not waive any amounts payable for during years ended December 31, 2016 and 2015. In calculating the expenses of the Trust for purposes of the expense cap, the following will be excluded: any applicable taxes payable by the Trust or to which the Trust may be subject, and any extraordinary expenses of the Trust.

Tax Loss Carryforwards

As of the taxation year ended December 31, 2016, the Trust had capital losses available for tax purposes of $nil.

Related Party Disclosures (note 8)

There have been no other transactions between the Trust and its related parties during the reporting period, other than management fees as discussed above.

Acquisition

On January 18, 2016, Sprott Physical Gold Trust successfully completed the offer to acquire all outstanding units of Central Gold Trust on a NAV to NAV exchange basis, thereby adding $1.1 billion ($CAD) of new assets under management to the Manager. As part of the offer, the Trust received $2,056,516 in cash consideration.

Sprott Physical Bullion Trusts
Generic Notes to Financial Statements December 31, 2016

1. Organization of the Trusts

Sprott Physical Gold Trust, Sprott Physical Silver Trust and Sprott Physical Platinum and Palladium Trust (collectively, the “Trusts” and each a “Trust”) are closed-end mutual fund trusts created under the laws of the Province of Ontario, Canada, pursuant to trust agreements. Sprott Asset Management LP (the “Manager”) acts as the manager of the Trusts. RBC Investor Services Trust, a trust company organized under the laws of Canada, acts as the trustee of the Trusts. RBC Investor Services Trust also acts as custodian on behalf of the Trusts for the Trusts’ assets other than physical bullion. The Royal Canadian Mint acts as custodian on behalf of the Trusts for the physical bullion owned by the Trusts. The Trusts’ registered office is located at Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1.

The Trusts are authorized to issue an unlimited number of redeemable, transferable trust units (the “Units”). All issued Units have no par value, are fully paid for, and are listed and traded on the New York Stock Exchange Arca (the “NYSE Arca”) and the Toronto Stock Exchange (the “TSX”). The date of inception and trading symbols of each of the Trusts is as follows:

Trust	Trust Agreement date	Initial Public Offering date	NYSE Arca and TSX symbols , respectively
Sprott Physical Gold Trust	August 28, 2009, as amended and restated as of December 7, 2009 and as further amended and restated as of February 1, 2010	March 3, 2010	PHYS, PHYS.U
Sprott Physical Silver Trust	June 30, 2010, as amended and restated as of October 1, 2010	October 28, 2010	PSLV, PSLV.U
Sprott Physical Platinum and Palladium Trust	December 23, 2011, as amended and restated as of June 6, 2012	December 19, 2012	SPPP, SPPP.U

The financial statements of each of the Trusts are as at and for the year ended December 31, 2016. These financial statements were authorized for issue by the Manager on March 23, 2017.

2. Basis of Preparation

These financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and include estimates and assumptions made by the Manager that may affect the reported amounts of assets, liabilities, income, expenses and the reported amounts of changes in Net Assets during the reporting period. Actual results could differ from those estimates.

The financial statements have been prepared on a going concern basis using the historical cost convention, except for physical bullion and financial assets and financial liabilities held at fair value through profit or loss, which have been measured at fair value.

The financial statements are presented in U.S. dollars and all values are rounded to the nearest dollar unless otherwise indicated.

3. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Trusts:

Physical bullion

Investments in physical bullion are measured at fair value determined by reference to published price quotations, with unrealized and realized gains and losses recorded in income based on the International Accounting Standards 40 Investment Property fair value model as IAS 40 is the most relevant standard to apply. Investment transactions in physical bullion are accounted for on the business day following the date the order to buy or sell is executed. Realized and unrealized gains and losses of holdings are calculated on an average cost basis.

Other assets and liabilities

Other assets and liabilities are recognized at fair value upon initial recognition.  Other assets such as due from broker and other receivables are classified as loans and receivables and measured at amortized cost.  Other financial liabilities are measured at amortized cost.

Sprott Physical Bullion Trusts
Generic Notes to Financial Statements December 31, 2016

Income taxes

In each taxation year, the Trusts will be subject to income tax on taxable income earned during the year, including net realized taxable capital gains. However, the Trusts intend to distribute their taxable income to unitholders at the end of every fiscal year and therefore the Trusts themselves would not have any income tax liability.

Functional and presentation currency

Each Trust’s functional and presentation currency is the U.S. Dollar. Each Trusts’ performance is evaluated and its liquidity is managed in U.S. Dollars. Therefore, the U.S. Dollar is considered as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the Trusts’ financial statements are listed below.  The Trusts intend to adopt applicable standards when they become effective.

IFRS 9, Financial Instruments - Classification and Measurement (“IFRS 9”): In July 2014, the IASB issued the final version of IFRS 9, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 and all previous versions of IFRS 9. IFRS 9 introduces a logical, single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics. Built upon this is a forward-looking expected credit loss model that will result in more timely recognition of loan losses and is a single model that is applicable to all financial instruments subject to impairment accounting. In addition, IFRS 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value, such that gains caused by the deterioration of an entity’s own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9 also includes an improved hedge accounting model to better link the economics of risk management with its accounting treatment. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. In addition, the credit changes can be early applied in isolation without otherwise changing the accounting for financial instruments.  The Trusts are in the process of assessing the impact of IFRS 9.

4. Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and to make estimates and assumptions about the future. The following discusses the most significant accounting judgments and estimates that the Trusts have made in preparing the financial statements:

Estimation uncertainty

For tax purposes, the Trusts generally treat gains from the disposition of bullion as capital gains, rather than income, as the Trusts intend to be long-term passive holders of bullion, and generally dispose of their holdings in bullion only for the purposes of meeting redemptions and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

The Trusts based their assumptions and estimates on parameters available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trusts. Such changes are reflected in the assumptions when they occur.

Sprott Physical Bullion Trusts
Generic Notes to Financial Statements December 31, 2016

5. Fair Value Measurements

The Trusts use a three-tier hierarchy as a framework for disclosing fair value based on inputs used to value their investments. The fair value hierarchy has the following levels:

Level 1        Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Trusts have the ability to access at the measurement date;

Level 2        Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and

Level 3        Prices, inputs or complex modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Physical bullion is measured at fair value. The fair value measurement of all bullion falls within Level 1 of the hierarchy, and is based on published price quotations. All fair value measurements are recurring. The carrying values of cash, accounts receivable and accounts payable approximate their fair values due to their short-term nature.

6. Financial Risk, Management and Objectives

The Trusts’ objective in managing risk is the creation and protection of unitholder value. Risk is inherent in the Trusts’ activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. The Trusts have investment guidelines that set out their overall business strategies, their tolerance for risk and their general risk management philosophy, as set out in each Trust’s offering documents. The Trusts’ Manager is responsible for identifying and controlling risks. The Trusts are exposed to market risk (which includes price risk, interest rate risk and currency risk), credit risk, liquidity risk and concentration risk arising from the bullion that they hold. Only certain risks of the Trusts are actively managed by the Manager, as the Trusts are passive investment vehicles. Significant risks that are relevant to the Trusts are discussed below. Refer to the Notes to financial statements — Trust specific information of each Trust for specific risk disclosures.

Price risk

Price risk arises from the possibility that changes in the market price of each Trust’s investments, which consist almost entirely of bullion, will result in changes in fair value of such investments.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Trusts do not hedge their exposure to interest rate risk as that risk is minimal.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value. Each Trust’s assets, substantially all of which consist of an investment in bullion, are priced in U.S. dollars. Some of the Trusts’ expenses are payable in Canadian dollars. Therefore, the Trusts are exposed to currency risk, as the value of their liabilities denominated in Canadian dollars will fluctuate due to changes in exchange rates. Most of such liabilities, however, are short term in nature and are not significant in relation to the net assets of the Trusts, and, as such, exposure to foreign exchange risk is limited. The Trusts do not enter into currency hedging transactions.

Credit risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. The Trusts primarily incur credit risk when entering into and settling bullion transactions. It is each Trust’s policy to only transact with reputable counterparties. The Manager closely monitors the creditworthiness of the Trusts’ counterparties, such as bullion dealers, by reviewing their financial statements when available, regulatory notices and press releases. The Trusts seek to minimize credit risk relating to unsettled transactions in bullion by only engaging in transactions with bullion dealers with high creditworthiness. The risk of default is considered minimal, as payment for bullion is only made against the receipt of the bullion by the custodian.

Sprott Physical Bullion Trusts
Generic Notes to Financial Statements December 31, 2016

Liquidity risk

Liquidity risk is defined as the risk that the Trusts will encounter difficulty in meeting obligations associated with financial liabilities and redemptions. Liquidity risk arises because of the possibility that the Trusts could be required to pay their liabilities earlier than expected. The Trusts are also subject to redemptions for both cash and bullion on a regular basis. The Trusts manage their obligation to redeem units when required to do so and their overall liquidity risk by only allowing for redemptions monthly, which require 15-day advance notice to the Trusts. Each Trust’s liquidity risk is minimal, since it’s primary investment is physical bullion, which trades in a highly liquid market. All of the Trusts’ financial liabilities, including due to brokers, accounts payable and management fees payable have maturities of less than three months.

Concentration risk

Each Trust’s risk is concentrated in the physical bullion of precious metals.

7. Unitholders’ Capital

The Trusts are authorized to issue an unlimited number of redeemable, transferrable Trust Units in one or more classes and series of Units. The Trusts’ capital is represented by the issued, redeemable, transferable Trust Units. Quantitative information about the Trusts’ capital is provided in their statements of changes in equity. Under the trust agreements of each Trust, Units may be redeemed at the option of the unitholder on a monthly basis for physical bullion or cash. Units redeemed for physical bullion will be entitled to a redemption price equal to 100% of the Net Asset Value (“NAV”) of the redeemed Units on the last business day of the month in which the redemption request is processed. A unitholder redeeming Units for physical bullion will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical bullion for Units that are being redeemed and the applicable bullion storage in-and-out fees. Units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca, or, if trading has been suspended on the NYSE Arca, on the TSX for the last five business days of the month in which the redemption request is processed and (ii) the NAV of the redeemed Units as of 4:00 p.m., Eastern Standard time, on the last business day of the month in which the redemption request is processed.

When Units are redeemed and cancelled and the cost of such Units is either above or below their stated or assigned value, the unitholders’ capital is reduced by an amount equal to the stated or assigned value of the Units. The difference between the redemption price and the stated or assigned values of the Units is allocated to the Unit premiums and reserves account (equal to the 5% reduction to the redemption price for Units redeemed for cash as described above) and the retained earnings account based on the allocated portion attributable to the redemption.

The Trusts’ units are classified as equity on the Statements of Financial Position, since the Trusts’ units meet the criteria in IAS 32, Financial Instruments: Presentation (“IAS 32”) for classification as equity.

Net Asset Value

NAV is defined as a Trust’s net assets (fair value of total assets less fair value of total liabilities, excluding all liabilities represented by outstanding Units, if any) calculated using the value of physical gold bullion based on the end-of-day price provided by a widely recognized pricing service.

Capital management

As a result of the ability to issue, repurchase and resell Units of the Trusts, the capital of the Trusts as represented by the Unitholders’ capital in the statements of financial position can vary depending on the demand for redemptions and subscriptions to the Trusts. The Trusts are not subject to externally imposed capital requirements and have no legal restrictions on the issue, repurchase or resale of redeemable Units beyond those included in their trust agreements. The Trusts may not issue additional Units except (i) if the net proceeds per Unit to be received by the Trusts are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution.

Sprott Physical Bullion Trusts
Generic Notes to Financial Statements December 31, 2016

Each Trusts’ objectives for managing capital are:

•                  To invest and hold substantially all of the Trust’s assets in physical bullion; and

•                  To maintain sufficient liquidity to meet the expenses of each Trust, and to meet redemption requests as they arise.

Refer to “Financial risk, management and objectives” (Note 6) for the policies and procedures applied by the Trusts in managing their capital.

8. Related Party Disclosures

Management Fees

The Trusts pay the Manager a monthly management fee, calculated and accrued daily and payable monthly in arrears on the last day of each month. Management fees are unique to each Trust and are subject to applicable taxes.

9. Independent Review Committee (“IRC”)

In accordance with National Instrument 81-107, Independent Review Committee for Investment Funds (“NI 81-107”), the Manager has established an IRC for a number of funds managed by it, including the Trusts. The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing certain funds, including the Trusts. The IRC is composed of three individuals, each of whom is independent of the Manager and all funds managed by the Manager, including the Trusts. Each fund subject to IRC oversight pays a share of the IRC member fees, costs and other fees in connection with operation of the IRC. The IRC reports annually to unitholders of the funds subject to its oversight on its activities, as required by NI 81-107.

10. Personnel

The Trusts did not employ any personnel during the period, as their affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.

Corporate Information

Head Office

Sprott Physical Gold Trust

Royal Bank Plaza, South Tower

200 Bay Street

Suite 2700, PO Box 27

Toronto, Ontario M5J 2J1

Telephone: (416) 203-2310

Toll Free: (877) 403-2310

Email: ir@sprott.com

Auditors

KPMG LLP

Bay Adelaide Centre

333 Bay Street

Suite 4600

Toronto, Ontario M5H 2S5

Legal Counsel

Baker & McKenzie LLP

Brookfield Place

Bay Wellington Tower

181 Bay Street, Suite 2100

Toronto, Ontario Canada M5J 2T3

Seward & Kissel LLP

901 K Street NW, 8th Floor

Washington, DC 20001